ARD
8-31-2004

04016631

UF 8-26-04

...ITED STATES
...) EXCHANGE COMMISSION
...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-03-03 (MM/DD/YY) AND ENDING 06-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenai Investments INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5706 SW 45th
(No. and Street)

Amarillo (City) Texas (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens, & Francis P.C.
(Name – *if individual, state last, first, middle name*)

301 S. Polk (Address) Amarillo (City) TX (State) 79105 (Zip Code)

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 25 2004
WASH. D.C. 179

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Renk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenai Investments Inc, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Phillis Jackson
Notary Public

PHILLIS JACKSON
MY COMMISSION EXPIRES
June 16, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENAI INVESTMENTS, INC.

Financial Statements

From Inception to
June 30, 2004

KENAI INVESTMENTS, INC.

Financial Statements

From Inception to
June 30, 2004

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

- INDEPENDENT AUDITORS' REPORT -

We have audited the accompanying balance sheet of Kenai Investments, Inc. at June 30, 2004, and the related statement of income and retained earnings, stockholder's equity and cash flows from February 3, 2003 to June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2004, and the results of its operations and its cash flows from February 3, 2003 to June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
July 13, 2004

KENAI INVESTMENTS, INC.
BALANCE SHEET
June 30, 2004

ASSETS

CURRENT ASSETS		
Cash	$	9,037
Clearing deposit		10,000
Total Current Assets		19,037
OTHER ASSETS		
Other (net of accumulated amortization of $885)		2,565
Total Other Assets		2,565
Total Assets	$	21,602

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	$	30,000
Retained earnings (deficit)		(8,398)
Total Stockholder's Equity	$	21,602

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
From Inception to June 30, 2004

REVENUE	
Brokerage and other fees	$ 84,049
Interest income	3
Total Revenue	84,052
GENERAL AND ADMINISTRATIVE EXPENSES	
General and administrative	92,450
Total Expenses	92,450
NET LOSS	(8,398)
RETAINED EARNINGS (DEFICIT)	
Beginning balance	-
End of the year	$ (8,398)

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
From Inception to June 30, 2004

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Contribution	10,000,000	$ 30,000	$ -	$ 30,000
Net Loss	-	-	(8,398)	(8,398)
Balance at June 30, 2004	10,000,000	$ 30,000	$ (8,398)	$ 21,602

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
From Inception to June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,398)
Adjustment to reconcile net loss to net cash used by operating activities:	
Amortization expense	885
Cash Used by Operating Activities	(7,513)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of other assets	(3,450)
Clearing deposit	(10,000)
Cash Used by Investing Activities	(13,450)
CASH FLOWS FROM FINANCING ACTIVITIES	
Common stock contribution	30,000
Cash Provided by Financing Activities	30,000
NET INCREASE IN CASH	9,037
CASH BALANCE AT INCEPTION	-
CASH BALANCE AT END OF YEAR	$ 9,037

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors from inception to June 30, 2004.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed from inception to June 30, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Amortization Expense

The Company amortizes organization start-up costs using the straight-line method over five years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense from inception to June 30, 2004 was $2,485.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2004, the Company had net capital of $21,452, and a minimum net capital requirement of $5,000.

NOTE 3 - LEASES

In June 2003, the Company entered into a lease for office facilities. The lease is on a month-to-month basis. Total rental expense from inception to June 30, 2004 was $4,975.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

- INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION -

Our report on our audit of the basic financial statements of Kenai Investments, Inc. from inception to June 30, 2004 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.
July 13, 2004

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2004

Schedule 1

Stockholder's equity from balance sheet	$ 21,602
Less non-allowable assets from balance sheet	(150)
Net capital	21,452
Less minimum net capital requirements	(5,000)
Net Capital in Excess of Requirement	$ 16,452

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2004

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
June 30, 2004

Schedule 3

Balance per Company's computation	$ 16,452
Effect of adjustments to Company's books and accounts	-
Balance per Schedule 1	$ 16,452